SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

ྈ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 1

January 24, 2007 Endesa's greater value Preliminary 2006 results and 2009 targets

Introductory note o Over the past few months Endesa has regularly updated its earnings guidance along with its quarterly earnings presentations o On this occasion, in light of the expected restart of the takeover process, it is particularly important for the market to have the company's most updated earnings guidance: o Specifically, although our full-year 2006 results are not yet available, this presentation includes preliminary and provisional figures for 2006 based on the best information currently available. o This presentation also includes the latest earnings targets through 2009, based on the assumptions are detailed in this document

Preliminary 2006 results and 2009 targets Excellent preliminary results for FY2006 22 Strong growth expected for all business lines in 2007 Higher EBITDA and Net Income targets for 2009 Commitments to future growth Strong growth in all business lines Significant progress in the divestiture plan Sustained performance clearly above targets

Strong EBITDA growth in 2006 PRELIMINARY RESULTS EBITDA +19% 7,140 Preliminary* 6,930 Strong growth in all (euro)M business lines Announced target 6,020 o Improved margins and volume growth o Regulatory progress o Efficiency plan ahead of schedule o Macroeconomic stability in Latin America 2005 Preliminary 2006 * * Preliminary 2006 estimates incorporate the same regulatory assumptions considered throughout the year. See appendix

Net Income exceeds announced targets PRELIMINARY RESULTS (euro)M Net income 3,182 2,950 Preliminary* Announced o Preliminary Net target o Strong operating 1,841 2,557 2,900 Income above target, Capital gains +39% despite negative accounting impact of tax rate reduction in Spain** from disposals Ordinary income growth o Steady progress in divestment plan 2005 Preliminary 2006* * Preliminary 2006 estimates incorporate the same regulatory assumptions considered throughout the year. See appendix ** Accounting impact in FY2006 of approximately -(euro)130M due to the lower book value of tax deductions pending to apply following the tax rate reduction in Spain. The positive effect of the tax reduction will be reflected in Net Income going forward.

Spain and Portugal: Strong growth, above targets SPAIN AND PORTUGAL EBITDA** (euro)M +17% 3,834 Preliminary * Announced 3,750 Target 3,266 2005 Preliminary 2006* Highlights Provisional impact of RDL 3/2006 Leading position and margin improvement in the retail business Operating improvements and higher quality of service Positive regulatory progress * Preliminary 2006 estimates incorporate the same regulatory assumptions considered throughout the year. See appendix ** Includes the historical deficit for non-mainland systems: (euro)202M in 2005 and (euro)227M in 2006; recurrent growth of 18%

Europe: Strong growth, above targets EUROPE EBITDA** (euro)M 1,117 Preliminary * +26% Announced Target 887 1,100 2005 Preliminary 2006* Highlights Italy Improved mix through new CCGTs Increased output and margins Achievement of Efficiency Plan France Diversification of customer portfolio Reduction in fixed costs Energy management Asset portfolio optimisation with integrated management * Preliminary FY2006 estimate **Includes recognition of non-recurrent regulatory items corresponding to previous years in Italy: (euro)53M in 2005 and (euro)86M in 2006; recurrent growth of 24%

Latin America: Strong growth, above targets LATIN AMERICA EBITDA** (euro)M 2,189 Preliminary * +17% Announced Target Preliminary 2006* 1,878 2005 2,080 Highlights Stable average exchange rate and macroeconomic environment Strong growth in demand in all countries Progress in Capacity Plan Better unit margins in generation and distribution Positive regulatory progress * Preliminary FY2006 estimate ** Excluding possible impact of (euro)41M due to the tariff revision at Edesur during the last 14 months

Favorable debt evolution DEBT AND DIVESTMENTS Evolution of net financial debt 19.8 Regulatory (euro)bn 18.3 2.8* receivables pending to collect 17.0 31/12/05 31/12/06* Non-recurring items: o Increase of regulatory assets* 0.5 o 2006 dividend payment of capital gains generated in 2005 1.3 Total 1.8 * Preliminary 2006 estimate ** Does not include securitization of 2005 tariff deficit refund rights Investments in 2006* o Spain and Portugal 2.9 o Europe 0.5 o Latin America 0.9 Total gross investment:4.3 Total net investment: 3.7 Divestments in 2006* o 5% Auna 0.4 o Real Estate assets 0.3 o 49% NQF and others 0.1 Total 0.8**

COMMITMENTS

Delivery in 2006 clearly beyond targets

	Target July 2006	Preliminary FY 2006*	Achieved
EBITDA 2006	€6,930M	€7,140M	✓
Net Income 2006**	€2,900M	€2,950M	✓
DPS 2006 ***	>€1.6/sh.	>€1.6/sh.	✓
Leverage	<1.4x	1.2x	✓

Sustained performance clearly above 2005 and 2006 targets

* Preliminary 2006 estimate follows the same regulatory assumptions considered throughout the year. See appendix

** Accounting impact in FY2006 of approximately -€130M due to the lower book value of tax deductions pending to apply following the tax rate reduction in Spain. The positive effect of the tax reduction will be reflected in the Net Income going forward.

*** Dividends pending to be approved at the General Shareholders' Meeting

9

Commitments to future growth Strong growth in all business lines Significant progress in the divestiture plan Sustained performance clearly above targets Excellent preliminary results for FY2006 Preliminary 2006 results and 2009 targets o Strong growth expected for all business lines in 2007 o Higher EBITDA and Net Income targets for 2009

Committed to higher future results EBITDA COMMITMENT EBITDA CAGR 2006-09** 8% New (euro)M 8,500 target 7,140 Previous target 6,930 8,330 Drivers Optimise current businesses Develop portfolio opportunities Benefit from deregulation Set basis for longer-term growth (>2009) Preliminary Target 2006* 2009 Announced targets confirmed and improved *Preliminary 2006 estimates incorporate the same accounting criteria used throughout the year. See appendix **Like-for-like growth deducting the historical deficit for non-mainland systems in 2006 ((euro)227M) and non-recurrent regulatory items corresponding to previous years in Italy ((euro)86M).

Sustained growth during the period EBITDA COMMITMENT EBITDA CAGR 2006-2009: 8,500 8,330 8%** (euro)M 7,960 6,930 7,140 +9%** 7,440 Preliminary 2006* Target 2007 Target 2008 Target 2009 Bright outlook in 2007 *Preliminary 2006 estimates incorporate the same accounting criteria used throughout the year. **Like-for-like growth deducting the historical deficit for non-mainland systems in 2006 ((euro)227M) and non-recurrent regulatory items corresponding to previous years in Italy ((euro)86M).

Updated 2007-09 investment plan sets basis for long-term growth INVESTMENT PLAN Investment Plan: 07-09 (euro)bn 12.3 12.3 Priorities Other 0.2 Latin America 44% 56% o Maintain leadership position in Spain and Expansion Latin America, Europe especially Chile o Grow in Europe, increasing capacity and improving the generation mix Spain and 6.7 2.9 2.5 Maintenance Portugal o Grow the renewables business By business By type of investment

Basis for long-term growth INVESTMENT PLAN Evolution of total installed capacity GW 55.5 +15% 48.4 2006 Target 2009 Investments in 07-09 with start up after 2009 o Spain: (euro)1,265 M in CCGTs, wind, non-mainland o Italy: (euro)235 M in CCGTs o France: (euro)430 M in CCGTs o Latin America: (euro)755 M in capacity in Chile Total Investment (euro)2,685 M

RENEWABLES Growing the renewables business and leadership in global CO2 management Evolution of renewable installed capacity* GW 2.9 o Creation of General Directorate for Renewable Energies +79% o Leader in co-combustion and biomass o Development of renewable energy portfolio in Latin America o Development of clean combustion technologies o Leader in CDM market 1.6 2006 Target 2009 * Net attributable

Spain and Portugal: sustained growth in an attractive market SPAIN AND PORTUGAL EBITDA: 2006-2009 (euro)M 4,630 444 3,834 161 Historical non- mainland deficit ((euro)227M) 3,607 418 Preliminary Increase in Improved Regulatory Target 2006* activity operating changes 2009 efficiency * Preliminary 2006 estimates incorporate the same regulatory assumptions considered throughout the year. See appendix

Increase in activity based on growth in demand and installed capacity SPAIN AND PORTUGAL New capacity 2007-09 Mainland generation mix in MW 2009(e) Total=21,800 MW CCGTs +3,200 MW* Renewables Non-mainland +850MW Renewables +840 MW CCGTs Total new +4,890 MW capacity Total capacity 26,900 MW Coal by 2009 Nuclear Hydro 25% 11% 22% 25% 17% * Direct investment: 2,400 MW. Additional 800MW in Portugal run under a 50-50 tolling agreement with another partner

SPAIN AND PORTUGAL Efficiency Plan ahead of schedule Increase in annual EBITDA due to Efficiency Improvement Plan 161 400 (euro)M 116 123 239 2005 2006 2007-2009 Target 2009 60% of the Plan's targets has already been achieved

SPAIN AND PORTUGAL

Favourable regulatory framework

	January 2007	Expected developments
Tariffs	▪ Energy at expected market prices ▪ Ex-ante tariff deficit recognition ▪ Access tariff reduced, move towards liberalization	▪ Quarterly tariff update ▪ Full deregulation by 2009/2011
Wholesale market	▪ Elimination of 42.35€/MWh cap on bilateral contracts between intra-group generation and distribution	▪ Virtual capacity auctions: up to 1,000 MW, gradually ▪ Review of the capacity payment methodology
Regulated activities	▪ Non-mainland: regulatory framework enacted in 2006 ▪ Distribution: €578M increase in remuneration vis-à-vis 2006 for the sector (+€240 M for Endesa)	▪ Distribution: remuneration evolution for the coming years ▪ Renewables/CHP: new RD pending

Moving towards full liberalization and recognition of market price

19

Europe: a growth platform EUROPE EBITDA: 2006-2009 (euro)M 110 1,117 Historical regulatory items ((euro)86M) 159 1,031 100 1,400 Preliminary Italy France New Target 2006* Markets 2009 * Preliminary 2006 estimate

EUROPE Italy: Exceptional position in an attractive market o Mix improvement up to 2009: Generation mix expected by 2009 800 MW of new CCGTs (MW) Total=7,700 MW o Access to more competitive gas: Livorno regasification plant: 2 bcm Fuel-gas GALSI (Cerdena pipeline) o Self supply of green certificates Wind: New 216 MW (2007-09) Hydro repowering: 637 MW Biomass: 305 GWh CCGTs 13% 5% 24% 45% 13% Coal Hydro Renewables Scope for maintaining unit margins despite declining prices

EUROPE France: Development of Business plan New capacity 2007-09 Gross margin MW CCGTs +800 MW 68% 44% 32% 56% Energy in deregulated market Renewables +150 MW EdF contract Total +950 MW Additional entry +800 MW of CCGTs in 2010 Preliminary 2006 2009 e Optimising energy management and on-going efficiency improvements

Latin America: strong contribution to results, cash flow and value LATIN AMERICA EBITDA: 2006-2009 (euro)M 50 (251) 2,189 482 2,470 Preliminary Increased Improved Forecast Target 2006* activity and margins operating efficiency exchange rate 2009 * Preliminary FY2006 estimate.

LATIN AMERICA Growth and operating improvement in Latin America New capacity 2007-09 MW CCGTs +515 MW Coal +220 MW Hydro +40 MW Renewables +50 MW Total new capacity +825 MW -Chile 574 MW -Other 251 MW Projects with start up after 2009 o Aysen*: 57% of 2,400 MW o Other hydro in Chile: 640 MW o Thermal: 345 MW o Distribution customers in 2006-09: + 1.3 million o Improvements in operating efficiency ((euro)50M) due to lower losses, increased availability and lower fixed costs * Endesa's share of energy takeoff. 51% shareholding

Expected increase in cashflow from Latin America LATIN AMERICA Cash flow committed to Endesa (US$M) 1,000 1,600 Target Total Additional 2007-09 2005-09 possibilities 2005 + 2006 1,040 560 o Cash flow target for 2005-09 raised from US$1,000M to US$1,600M o Scope for additional cash return of US$ 1,000M through changes in structure of shareholding and Endesa Brasil

Significant unrealised capital gains in Latin America LATIN AMERICA (euro)M 6,200 Other stakes 4,800 900 500 3,800 Enersis 2,900 900 Market value* Book value 31-Dec-06 31-Dec-06 (e) * Market value of Enersis stake + book value for rest of portfolio (plus an estimated (euro)500M of additional market value)

Increased value of non-core assets NON CORE ASSETS Real estate assets: Valuation Total non-core assets: Expected divestments 2007-09 (euro)M (euro)M Valuation as >650 Divestments of Nov 06* >1,500 Valuation as of Oct 05 610 Sold in 240 610 ~500 Capital gains after taxes 2H06 Valuatio140n as of Oct 05 Assets in Rest of real Target: 2007-09 Palma de estate Mallorca portfolio * Potential value according to CB Richard Ellis. Full valuation report V-1937 as of Nov. 7, 2006

Net Income growth commitment NET INCOME COMMITMENT Net Income (euro)M 3,0752,950 CAGR 2006-09 5% Capital gains from divestments 2,900 2,557 3,000 2,970 o Strong growth in Net Income from ordinary activities o Net Income from ordinary Ordinary activities of c.(euro)3,000M by income 2009 Preliminary Target 2006* 2009 * Preliminary 2006 estimate follows the same regulatory assumptions considered throughout the year. See appendix

Financial flexibility compatible with a strong shareholder remuneration FINANCIAL FLEXIBILITY Dividend commitment: 05-09 ** Financial flexibility (euro)M 9,900 Debt/EBITDA: 2.8x 2.7x Dividends 2.6x 3,070 paid* 2.4x 6,830 Leverage (D/Equity): 1.2x 1.2x 1.2x 1.1x Preliminary 2007 E 2008 E 2009 E 2006 *Dividends paid in 2006: (euro)2,541M: (euro)1,200M from ordinary activities and (euro)1,341M from divestments of non-core assets. Interim dividend paid in Jan, 2nd, 2007: (euro)529M ** Dividend policy to be approved at the General Shareholders' Meeting

CONCLUSIONS A global company with a unique asset base (i) Presence in 12 countries Installed capacity: 56 GW Output: 229 TWh Sales: 251 TWh 26 Million customers 17 bcm of gas Note: 2009 targets

A global company with a unique asset base (ii) CONCLUSIONS o Leader throughout the value chain in Spain and Latin America o A privileged position in other European markets: Italy, France and Portugal o Strategic position in Southern Europe to access gas markets o Leader in sustainability: CO2 management, CDMs, renewable energies, clean combustion, R&D o Meeting high standards of operating, financial efficiency and quality of service

Conclusions Endesa's greater value Consistently exceeding targets Excellent preliminary results for FY2006 Higher EBITDA and Net Income targets for 2009 Investment plan to ensure growth Unique business portfolio operating in very attractive markets An experienced and committed team CONCLUSIONS

Appendix

Assumptions for preliminary FY2006 estimate results Preliminary FY2006 estimates incorporate the same regulatory assumptions considered throughout the year: o The price cap established by RDL 3/2006 remains at (euro)42.35/MWh o Reduction of the January and February tariff deficits by the amount of emission rights assigned for the same period. From March on, reduction in remuneration from sales to the daily and intraday markets not subject to bilateral contracts by the amount of the free emission rights assigned o 2006 tariff deficit to be recovered by Endesa: (euro) 1,331M o Pending to collect additional compensations due to extra- costs in non-mainland generation over the period 2001-2006: (euro) 1,513 M

Macroeconomic assumptions 2006 Year-end Average 1.32 1.26 532.4 530.9 3.06 3.10 2.14 2.18 2,239 2,363 3.20 3.27 4.13% -5.04% - 60.1 65.4 Exchange rate: (euro)/$ Ch: Pesos/$ Arg: Pesos/$ Bra: Real /$ Col: Pesos/$ Peru: Sol /$ Interest rate: Euribor IRS 5Y LIBOR IRS 5Y Brent ($/Barrel) 2009E Average 1.27 568 3.27 2.49 2,689 3.37 3.98% 5.22% 52.5 35

gulatory Spain and Portugal: EBITDA growth 2006-2009 (i) Increase EBITDA growthin activity in generation See and margins and supply: next +(euro)418M +(euro)376M page Improved operating efficiency +(euro)161M Cost improvement: EBITDA +(euro)138M growth Revenue growth: 06-09: +(euro)79M Increase in +(euro)1,023M* distribution: Distribution: +(euro)42M Increase in O&M costs: +(euro)300M -(euro)37M Wholesale market: +(euro)239M improvements +(euro)444M *Stripping out in 2006 the recovery of historical non-mainland deficit (+227M(euro)) Revenue limitations on contracts with large customers: -(euro)95M

Spain and Portugal: EBITDA growth 2006-2009 (ii)

Increased activity and generation and supply margin: **+€376M**

Ordinary mainland regime + supply: +€45M

Higher gross margins in ordinary mainland generation & supply **+€236M**

		2006	2009	Chg.
Output	GWh	71,870	82,830	10,960
Unit gross margin	€/MWh	36.9	34.8	-2.1
- Avg. revenues (with GSLP)		56.9	57.0	0.1
- Variable costs (incl. CO2 & captures)		20.0	22.2	2.2
Gross margin	€M	2,650	2,886	**236**

Higher O&M costs **-€191M**

+8 CCGTs (Capacity increase) * €12M /CCGT+ Tolling (Fixed costs)

+15 TWh supply * €2.4/MWh

Ordinary non-mainland regime: +€99M

Higher output: **+€135M**

+2.8TWh (Higher output) * €48/MWh (Prod. margin)

Higher O&M costs **-€36M**

+2.8TWh (Higher output) * €13/MWh (Fixed costs: €/MWh)

Renewables/ CHP: +€232M

Revenue growth: **+€262M**

+2.7TWh (Higher output) * (€51/MWh (Pool price) + €44/MWh (50% tariff))

Higher O&M costs: **-€30M**

+2.7TWh (Higher output) * €11/MWh (Fixed costs: €/MWh)

37

Spain and Portugal: Main assumptions

Activity growth assumptions

- Increase in output in ordinary mainland regime of **only 11,000 GWh** with 3,200 MW of new capacity installed**:**
  - ✓ 2,100 GWh increase in hydro output output (2006 was a very dry year)
  - ✓ 1,500 GWh increase in nuclear output (lack of availability in 2006)
  - ✓ 9,700 GWh* CCGT growth
  - ✓ 2,400 GWh* reduction in coal and fuel-gas
- Increased output on the islands based on higher demand (6% annual)
- Progress towards full deregulation. 15,000 GWh increase in sales to the retail market.
- Demand 2006-2009: CAGR 4%
- Higher O&M costs linked to increased activity: **€294M**

Market assumptions for 2009

- Average electricity market price including capacity payments: €54/MWh
  - ✓ In line with all European forward curves
  - ✓ New entrant costs or long term marginal cost
    - ✓ Spark spread: €16/MWh
    - ✓ Clean spark spread: €10/MWh
- Average underlying sale price in retail market excluding capacity payments: €56/MWh.
- 2/3 of output placed on retail market
- Cost of thermal fuels (excl. CO_2)
  - ✓ CCGT €36/MWh
  - ✓ Coal €21/MWh
- NAP allocates ENDESA 21M tonnes p.a. (approx 50% of group requirements). Cost of acquiring emissions rights: €17/tonne
- 60% coverage of deficit via CDMs at €10/tonne

(*) Output based on the equal utilisation of coal and CCGT plants in 2009 (~5,000 hours), despite the expected increase in competition in the coal segment (conservative scenario)

38

Spain and Portugal: Change in gross margins in generation and supply 2006 Output, fuel costs and CO2 Unit gross margin: (euro)36.9/MWh -Avg. revenues: (euro)56.9/MWh -Variable cost: -(euro)18.0/MWh -Supply cost: -(euro)2.0/MWh Output: 71,870 GWh Gross margin: (euro)2,650M Gross margin Output Cost fuel (GWh) ((euro)/MWh) Hydro 7,571 8.4 Nuclear 24,389 5.6 Thermal 39,910 24.2 TOTAL 71,870 16.2 2009 Gross unit margin: (euro)34.8/MWh -Avg. revenues: (euro)57.0/MWh -Variable cost: -(euro)20.3/MWh -Supply cost: -(euro)1.9/MWh Output: 82,830 GWh Gross margin: (euro)2,886M Output Cost of fuel CO2 costs (GWh) ((euro)/MWh) ((euro)/MWh) 6.9 0.0 6.6 0.0 TOTAL 82,830 19.1 1.2 Hydro Nuclear Thermal 9,700 25,885 47,245 28.5 2.1 CO2 costs ((euro)/MWh) 0.0 0.0 1.8 3.2 3939Change in gross margin 2004 - 2009: +(euro)236M

Spain and Portugal: Regulatory assumptions EBITDA 2009 vs. 2006 ((euro) M) Distribution Substitution of the framework in force until 2006 with a new remuneration and performance system based on compensating for investment in network expansion +300 Wholesale Market prices market New NAP 2008-12 +239 Deduction of free CO2 rights of 2006 Contracts with large Contracts at (euro)40-45/MWh in 2007, growing at 2% p.a. -95 customers +444 This scenario contemplates tariff increases which will gradually eliminate the deficit

Annual investment plan: 07-09 (euro)M 4,670 Spain and Portugal Europe Latin America Other 2,630 2,230 1,895 660 1,600 675 900 785 815 50 55 55 4,240 3,440 2007e 2008e 2009e

Annual investment plan: 07-09 (euro)bn 2007E Spain and Portugal 2.6 2008E 2.2 2009E 1.9 2007-09 6.7 Expansion 1.2 1.1 0.9 3.2 Maintenance 1.4 1.1 1.0 3.5 Europe 0.7 1.6 0.6 2.9 Expansion 0.5 1.5 0.5 2.5 Maintenance 0.2 0.1 0.1 0.4 Latin America 0.9 0.8 0.8 2.5 Expansion 0.4 0.3 0.3 1.0 Maintenance 0.5 0.5 0.5 1.5 Other 0.0 0.1 0.1 0.2 TOTAL 4.2 4.7 3.4 12.3

Breakdown of EBITDA growth by business line: 2006-09 EBITDA (euro)M 8,5007,960 7,4407,140 Europe Latin America Spain and Portugal 2,189 2,280 2,360 2,470 1,117 1,150 1,400 1,280 3,834 4,630 4,320 4,010 2006E 2007E 2008E 2009E * Like-for-like growth (recurrent and with no changes in exchange rates)

NEW COMMITMENTS Net Income growth Net income 2,900 2,620 2,830 Net Income from ordinary activities Capital gains from asset disposals (euro)M 3,000 3,075 2,557 2,970 2,470 2,720 2,950 2006E 2007E 2008E 2009E * Preliminary FY2006 estimates incorporate the same regulatory assumptions considered throughout the year. See appendix

Main forecast magnitudes in 2009 Total capacity (GW) Output (TWh) Sales (TWh) Customers (millions) Gas consumption (Bcm) 2009E Spain and Portugal Europe 26.9 13.5 109 50 117 65 13.2 -- 7.6 4.5 Latin America 15.1 70 69 13.0 4.5

Important legal information Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission ("SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made by Endesa with the SEC are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices. This presentation contains certain estimates or predictions ("forward-looking statements") regarding financial and operating statistics and results and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors that may be beyond Endesa's control or that may be difficult to predict. These forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for and supply of gas; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated investments; expected asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA targets for 2007 to 2009 (which corresponds to gross operating profit in Endesa's IFRS financial statements) and the preliminary results for fiscal year 2006 included in this presentation are forward-looking statements that are based on certain assumptions that may or may not prove correct. The principal assumptions underlying these forecasts and targets relate to the regulatory environment, exchange rates, divestments, increases in production and installed capacity in the markets in which Endesa operates, increases in demand in those markets, allocation of production among different technologies, cost increases associated with a higher activity level not exceeding certain limits, the market price of electricity not falling below certain levels, the cost of CCGT and the availability and cost of gas, coal, fuel-oil and emission rights necessary to operate our business at desired levels. Furthermore, the 2006 preliminary results and other financial information is subject to completion of the Endesa's year-end accounting procedures and the audit process and, therefore, is subject to modifications during those processes and, in particular, as a result of possible regulatory developments that may take place before the Board of Directors issues financial statements and that may affect fiscal year 2006 or earlier. The following factors and circumstances, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements, including the preliminary results for fiscal year 2006: Economic and Industry Conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our business; potential liabilities relating to our nuclear facilities. Commercial or Transactional Factors: delays in or impossibility of obtaining necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting resources and management's focus away from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; delays in or impossibility of obtaining necessary authorizations or requalifications for our real estate assets; delays in or impossibility of obtaining regulatory authorizations, including those related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labor; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events; and the impossibility of obtaining financing at what we consider satisfactory interest rates. Governmental and Political Factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes. Operating Factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalization and diversification. Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets. Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the Registration Document of Endesa Stock filed with the Spanish National Securities Regulator. No assurance can be given that the forward-looking statements in this document will be prove correct. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

January 24, 2007 Endesa's greater value Preliminary 2006 results and 2009 targets